

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
Abraham N. Reichental
President and CEO
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, SC 29730

> **Re: 3D Systems Corporation**
> **Form 10-K**
> **Filed February 23, 2012**
> **File No. 001-34220**

Dear Mr. Reichental:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Part III (incorporated by reference from the Definitive Proxy Statement filed on March 30, 2012

Security Ownership of Certain Beneficial Owners and Management, page 39

1.   Please advise who holds the voting and dispositive power over the shares of your common stock held by the Clark Estates, Inc. If Mr. Moore holds or shares such power, please advise why the 2,836,464 shares held by the Clark Estates are not included in his individual holdings (and in the holdings of all directors and officers as a group) in the beneficial ownership table. Refer to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our comment, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal